                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 25 )*
                                            ----

                           Anixter International Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   035290 10 5
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                                 (CUSIP NUMBER)

              Joseph M. Paolucci, Equity Group Investments, L.L.C.
       Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 June 21, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   2   of   10
---------------------------                          ---------------------------

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   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock/SZRT, L.L.C.
        ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   285,000
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              285,000
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        285,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   3   of   10
---------------------------                          ---------------------------

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   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samuel Zell
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   156,334
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              156,334
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        156,334
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   4   of   10
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock, L.L.C.
        36-4156890
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   81,637
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              81,637
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        81,637
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   5   of   10
---------------------------                          ---------------------------

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   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock/SIT, L.L.C.
        36-6934216
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   4,840,913
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              4,840,913
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,840,913
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
            CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
                  THE SAME MEANING AS THEY HAVE IN THE INITIAL
                      SCHEDULE 13D AND AMENDMENTS THERETO.

Item 2.    Identity and Background

           Item 2 (a) - (c) and (f) is amended to reflect the current members of this reporting group, as reflected on the cover pages of this amendment, following the withdrawal of certain former members of the reporting group ("Withdrawing Members"). As set forth in Item 6 below, the Withdrawing Members are not a party to any agreement pursuant to Rule 13d-5(b)(1) with any of the remaining members of the reporting group.

           (d) and (e) None of the Reporting Persons, and to the best knowledge of the Reporting Persons any of the persons listed above, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

and

Item 5.    Interest in Securities of the Issuer
           Items 3. and 5. are amended to add the following:

           The following transactions have occurred in the last 60 days:

           1) On June 21, 2000, SZRL Investments ("SZRL") transferred all of its remaining shares of the Issuer: 285,000 Shares to Samstock/SZRT, L.L.C. ("Samstock/SZRT") and 285,000 Shares to the Robert H. and Ann Lurie Trust.


           To best knowledge of the Reporting Persons, there are 36,389,725 shares issued and outstanding as of the date hereof, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000. The 5,363,884 Shares of the Reporting Persons (including 75,000 Shares obtainable by Samuel Zell upon the exercise of options to purchase 75,000 Shares which are currently exercisable or exercisable within 60 days) represent approximately 14.7% of the Shares which would be issued and outstanding upon the exercise of such options. Of such 5,363,884 Shares, 156,334 or .4% are beneficially owned by Samuel Zell; 81,637 or .2% are beneficially owned by Samstock, L.L.C. ("Samstock"); 285,000 or .8% are beneficially owned by Samstock/SZRT; and 4,840,913 or 13.4% are beneficially owned by Samstock/SIT, L.L.C. ("Samstock/STT").

           Samstock has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. Mr. Zell has the sole power to vote or to direct the vote of (assuming the exercise of the options to purchase Shares beneficially owned by Mr. Zell) and the sole power to dispose or to direct the disposition of the Shares beneficially owned by him (assuming the exercise of the options to purchase Shares beneficially owned by him). Samstock/SIT has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the dispo-sition of the Shares beneficially owned by it. Samstock/SZRT has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of the shares beneficially owned by it.

Item 6. Contracts, Arrangements or Understandings With Respect to Securities of the Issuer.
           Item 6. is hereby amended to add the following:

           On June 21, 2000, SZRL transferred all of its remaining shares of the
           Issuer: 285,000 Shares to Samstock/SZRT and 285,000 Shares to the Robert H. and Ann Lurie Trust. SZRL is not a party to any agreement with any of the other Reporting Persons with respect to securities of the Issuer pursuant to Rule 13d-5(b)(1). In addition, there is no agreement with respect to securities of the Issuer between the Robert
           H. and Ann Lurie Trust, Anda Partnership, and LFT Partnership, on the one hand (the "Withdrawing Members"), and Samuel Zell, Samstock, Samstock/SZRT and Samstock/SIT, on the other hand. The Withdrawing Members are jointly filing a new Schedule 13G reflecting their ownership of Shares of the Issuer.



                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 30, 2000



                            SZRL INVESTMENTS, an Illinois general
                            partnership

                            BY: Samuel Zell Revocable Trust under agreement dated January 17, 1990, its general partner

                            BY:  /s/ Samuel Zell
                                 ----------------------------------------------
                                 Samuel Zell, Trustee

                            SAMSTOCK/SZRT, L.L.C.

                            BY:  Samuel Zell Revocable Trust under
                            agreement dated January 17, 1990, its sole member


                            BY:  /s/  Samuel Zell
                                 ----------------------------------------------
                                 Samuel Zell, Trustee

                            ROBERT H. AND ANN LURIE TRUST

                            BY:  /s/ Ann Lurie
                                 ----------------------------------------------
                                 Ann Lurie, Co-Trustee


                            /s/ Samuel Zell
                            ----------------------------------------------
                            SAMUEL ZELL

                               SAMSTOCK, L. L. C., a Delaware limited
                               liability company

                               BY:  SZ Investments, L. L. C., a Delaware
                                    limited liability company, its sole member

                               BY: Zell General Partnership, Inc., its sole managing member


                               BY:  /s/  Samuel Zell
                                    -------------------------------------------
                                    Samuel Zell, President

                               LFT PARTNERSHIP, an Illinois general partnership

                               BY:  Jesse Trust, a general partner

                               BY:  /s/ Ann Lurie
                                    -------------------------------------------
                                    Ann Lurie, Trustee

                               ANDA PARTNERSHIP, an Illinois general partnership

                               BY:  Ann Only Trust, a general partner

                               BY:  /s/ Ann Lurie
                                    -------------------------------------------
                                    Ann Lurie, Trustee

                               and

                               BY:  Ann and Descendants Trust, a general
                                    partner

                               BY:  /s/ Ann Lurie
                                    -------------------------------------------
                                    Ann Lurie, Trustee

                               SAMSTOCK/SIT, L.L.C.


                               BY:  /s/  Samuel Zell
                                    -------------------------------------------
                                    Samuel Zell, President

                                  EXHIBIT INDEX




    EXHIBIT
     NUMBER                     DESCRIPTION                           PAGE
     ------                     -----------                           ----

       1        Agreement dated June 27, 1995 among the Issuer,          *
                Riverside, Equity and SZRL.

       2        Purchase Agreement dated December 3, 1999                *
                between Samstock/SZRT and SIT.

       *        Previously filed




















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